08025505

(A)

UNITEDSTATES
,ANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY CAPITAL BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 CUMBERLAND BOULEVARD, SUITE 300
(No. and Street)

ATLANTA	GEORGIA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN BLAKE 770-527-3841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APOGEE CPA SERVICES, LLC
(Name – *if individual, state last, first, middle name*)

3300 CUMBERLAND BOULEVARD, SUITE 300	ATLANTA	GEORGIA	30339
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Apogee

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Security Capital Brokerage, Inc. as of December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Capital Brokerage, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Apogee CPA Services

February 1, 2008

3300 Cumberland Boulevard • Suite 300 • Atlanta, Georgia 30339 • Phone 404.419.7100 • Fax 404.419.7101
www.Apogee360.com

(b)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
CURRENT ASSETS	
Cash	$ 5,638
Due from related parties	488,495
Deposit	25,000
	519,133
PROPERTY, PLANT & EQUIPMENT	
Equipment	17,467
Furniture and fixtures	18,102
	35,569
Accumulated depreciation	(35,569)
	0
	$ 519,133
LIABILITIES & STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Income tax payable	$ 1,819
Excess of fees over bank balance	1,072
	2,891
STOCKHOLDER'S EQUITY	
Common stock, no-par value, 1,000 shares authorized, 100 shares issued and outstanding	500
Additional paid-in capital	15,500
Retained earnings	500,242
	516,242
	$ 519,133

See auditor's report.

(c)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME
For the year ended December 31, 2007

REVENUE	
Other Income	$ 35,047
Commission income	2,665
Interest Income	1,158
	38,870
EXPENSE	
Bank charges	140
Consulting fees	24,000
Dues and subscriptions	4,085
Interest expense	4
Miscellaneous	1,172
Postage	13
Total expenses	29,414
Net income (loss) before taxes	9,456
INCOME TAX EXPENSE (BENEFIT)	
Federal	1,338
State	535
	1,873
Net Income (Loss)	$ 7,583

See auditor's report.

(d)

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 37,712
Cash paid to representatives and suppliers	(38,485)
Interest income	1,158
Net cash (used in) operating activities	385
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in fee payable	5,000
Net receipts from related party	45
Net cash provided by financing activities	5,045
Net decrease in cash	5,430
Cash, beginning	208
Cash, ending	$ 5,638

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 7,583
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in income tax receivable	54
Decrease in accounts payable	(4,071)
Decrease in fees payable	(5,000)
Increase in income taxes payable	1,819
Total adjustments	(7,198)
NET CASH (USED IN) OPERATING ACTIVITIES	$ 385

See auditor's report.

(e)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2007

	Common Stock	Paid-in Capital	Retained Earnings
Balance at January 1, 2007	$ 500	$ 15,500	$ 492,659
Net income (loss)	- -	- -	7,583
Balance at December 31, 2007	$ 500	$ 15,500	$ 500,242

See auditor's report.

(f)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS AND GENERAL CREDITORS
For the year ended December 31, 2007

Subordinated liabilities at December 31, 2006	$ - -
Payment of subordinated liability	- -
Subordinated liabilities at December 31, 2007	$ - -

See auditor's report.

(g)
SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007
See Auditor's Report

NET CAPITAL	
Total stockholder's equity	$ 516,242
Total stockholder's equity qualified for net capital	516,242
Deduct: Non-allowable assets	488,549
Net capital before haircuts on securities positions	27,693
Haircuts on securities	
C. Trading and investment securities:	
4. Other securities	- -
Net capital	$ 27,693
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 1,819
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate Indebtedness)	$ 25,874
Minimum net capital required	$ 5,000
Excess net capital	$ 22,693
Excess net capital at 1000%	$ 27,512
Ratio: Aggregate indebtedness to net capital	0.66 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION in Part II of Form X-17A-5 as of December 31, 2007	
Net capital, as reported in Company's Part II FOCUS report	$ 29,570
Net audit adjustments	(1,877)
Net capital from above	$ 27,693

(h)
SCHEDULE II

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2007.

(i)

SCHEDULE III

SECURITY CAPITAL BROKERAGE, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2007.

(j)
SCHEDULE I (cont'd)

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2007
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2007.

(k)

SECURITY CAPITAL BROKERAGE, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITIONS WITH RESPECT TO CONSOLIDATION
December 31, 2007
See Auditor's Report

An adjustment was made to adjust for the prior year's tax provision for income taxes of $1,874 and a rounding adjustment of $2 during our audit for the year ended December 31, 2007.

(L)

OATH OR AFFIRMATION

I, LYNN BLAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY CAPITAL BROKERAGE, INC., as of FEBRUARY 1ST, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KRISTINA A. RENTZ MY COMMISSION EXPIRES DEC 6 2010 CHEROKEE COUNTY, GA. NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(m)

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Capital Brokerage, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination counts, verifications and comparisons, and the recordation of differences required by rule 17a-13,(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices described in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures to the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above stated objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5 (cont'd)

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

For all of the internal control structure categories listed above, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk.

A material weakness is a reportable condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and this study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.

Apogee CPA Services, LLC

February 01, 2008

(n)

SECURITY CAPITAL BROKERAGE, INC.
SCHEDULE OF MATERIAL INADEQUACIES FOUND SINCE DATE OF PREVIOUS AUDIT
December 31, 2007
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2007.

END